March 25, 2026

Yongchen Lu
Chief Executive Officer
TH International Ltd
702 Central Plaza
227 Huangpi North Road
Shanghai, People   s Republic of China, 200003

       Re: TH International Ltd
           Draft Registration Statement on Form F-3
           Submitted on March 23, 2026
           CIK No. 0001877333
Dear Yongchen Lu:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services